================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-Q
(Mark One)

[ X ] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 1995 OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
       EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _________________ TO
       _________________


                         Commission file number 1-10389
                                                -------



                          WESTERN GAS RESOURCES, INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


             Delaware                                84-1127613
    -------------------------------          ----------------------------
     (State or other jurisdiction of              (I.R.S. Employer
     incorporation or organization)               Identification No.)

       12200 N. Pecos Street, Denver, Colorado      80234-3439
--------------------------------------------------------------------------------
     (Address of principal executive offices)       (Zip Code)

                                (303) 452-5603
--------------------------------------------------------------------------------
               Registrant's telephone number, including area code

                                   No Changes
--------------------------------------------------------------------------------
  (Former name, former address and former fiscal year, if changed since last report).



Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days. Yes   X    No
                                       -----     -----


On November 1, 1995, there were 25,762,117 shares of the registrant's Common Stock outstanding.

================================================================================

                          Western Gas Resources, Inc.
                                   Form 10-Q
                               Table of Contents


PART I - Financial Information                                                                           Page
------------------------------                                                                           ----
 Item 1.  Financial Statements (Unaudited)

          Consolidated Balance Sheet - September 30, 1995 and December 31, 1994.....................       3

          Consolidated Statement of Cash Flows - Nine months ended September 30, 1995
          and 1994..................................................................................       4

          Consolidated Statement of Operations - three months and nine months ended
          September 30, 1995 and 1994..............................................................        5

          Consolidated Statement of Changes in Stockholders' Equity - Nine months ended
          September 30, 1995.......................................................................        6

          Notes to Consolidated Financial Statements...............................................        7

 Item 2.  Management's Discussion and Analysis of Financial Condition and Results of
          Operations...............................................................................        9

PART II - Other Information
---------------------------
 Item 1.  Legal Proceedings........................................................................       17

 Item 6.  Exhibits and Reports on Form 8-K.........................................................       18

Signatures.........................................................................................       19


                         PART I - FINANCIAL INFORMATION

Item 1.  Financial Statements
         --------------------
                          WESTERN GAS RESOURCES, INC.
                           CONSOLIDATED BALANCE SHEET
                          (000s, except share amounts)

                                                  September 30,   December 31,
                                                       1995           1994
                                                  --------------  -------------
    ASSETS                                         (unaudited)
    ------
Current assets:
 Cash and cash equivalents........................   $   10,373     $    8,708
 Trade accounts receivable, net...................      122,584        134,444
 Product inventory................................       36,674         51,139
 Parts inventory..................................        2,424          2,291
 Other............................................        2,295          1,367
                                                     ----------     ----------
    Total current assets..........................      174,350        197,949
                                                     ----------     ----------
Property and equipment, at cost:
 Gas gathering, processing, storage and
  transmission....................................      912,585        881,569
 Oil and gas properties and equipment.............      144,064        140,601
 Construction in progress.........................       26,900         40,076
                                                     ----------     ----------
                                                      1,083,549      1,062,246
 Less:  Accumulated depreciation, depletion and
  amortization....................................     (223,286)      (179,537)
                                                     ----------     ----------
    Total property and equipment, net.............      860,263        882,709
                                                     ----------     ----------
Other assets:
 Gas purchase contracts (net of accumulated
  amortization of $18,098 and
  $14,872, respectively)..........................       40,973         40,958
 Other............................................       54,226         45,746
                                                     ----------     ----------
    Total other assets............................       95,199         86,704
                                                     ----------     ----------
Total assets......................................   $1,129,812     $1,167,362
                                                     ==========     ==========
    LIABILITIES AND STOCKHOLDERS' EQUITY
    ------------------------------------
Current liabilities:
 Accounts payable.................................   $  130,692     $  145,244
 Short-term debt..................................       75,000         75,000
 Accrued expenses.................................       23,790         13,448
 Dividends payable................................        3,898          3,895
 Income taxes payable.............................            -            843
                                                     ----------     ----------
    Total current liabilities.....................      233,380        238,430
Long-term debt....................................      440,000        418,000
Deferred income taxes payable.....................       72,421         68,727
Other long-term liabilities.......................          116          5,522
                                                     ----------     ----------
    Total liabilities.............................      745,917        730,679
                                                     ----------     ----------
Commitments and contingent liabilities............            -              -

Stockholders' equity:
 Common stock, par value $.10; 100,000,000
  shares authorized; 25,787,133 and
  25,737,317 shares issued, respectively..........        2,579          2,574
 Treasury stock, at cost, 25,016 shares in
  treasury........................................         (788)          (788)
 Preferred Stock, par value $.10; 10,000,000
  shares authorized:
  $2.625 cumulative convertible preferred stock;
    2,760,000 shares issued and outstanding
    ($138,000 aggregate liquidation preference)...          276            276
  $2.28 cumulative preferred stock; 1,400,000
    shares issued and outstanding ($35,000 aggregate
    liquidation preference).......................          140            140
  7.25% cumulative senior perpetual convertible
    preferred stock; none and 400,000 shares
    issued and outstanding, respectively ($40,000
    aggregate liquidation preference).............            -             40
 Additional paid-in capital.......................      301,185        338,926
 Notes receivable from key employees secured by
  common stock....................................       (1,851)        (1,525)
 Retained earnings................................       82,354         97,040
                                                     ----------     ----------
    Total stockholders' equity....................      383,895        436,683
                                                     ----------     ----------
Total liabilities and stockholders' equity........   $1,129,812     $1,167,362
                                                     ==========     ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                          WESTERN GAS RESOURCES, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (Unaudited)
                                     (000s)

                                                                                                 Nine Months Ended
                                                                                                   September 30,
                                                                                                 ------------------
                                                                                                   1995       1994
                                                                                                 --------   --------
Reconciliation of net income to net cash provided by operating activities:

Net income............................................................................           $  2,000   $  3,898
Add income items that do not affect working capital:
  Depreciation, depletion and amortization............................................             50,128     46,823
  Deferred income taxes...............................................................              2,677      1,376
  Other non-cash items................................................................             (1,561)      (790)
                                                                                                 --------   --------
                                                                                                   53,244     51,307
                                                                                                 --------   --------

Adjustments to working capital to arrive at net cash provided by operating activities:

  Decrease in trade accounts receivable...............................................             15,502     32,149
  Decrease (increase) in product inventory............................................             14,465    (29,010)
  Increase in parts inventory.........................................................               (133)      (166)
  Increase in other current assets....................................................               (928)    (1,323)
  Increase in other assets and liabilities, net.......................................             (1,808)      (447)
  Decrease in accounts payable........................................................            (14,552)   (31,197)
  Increase in accrued expenses........................................................              9,842      1,287
  (Decrease) increase in income taxes payable.........................................               (843)       854
                                                                                                 --------   --------
         Total adjustments............................................................             21,545    (27,853)
                                                                                                 --------   --------
Net cash provided by operating activities.............................................             74,789     23,454
                                                                                                 --------   --------

Cash flows from investing activities:

  Payments for business acquisitions..................................................             (2,286)    (3,881)
  Payments for additions to property and equipment....................................            (38,092)   (58,368)
  Dispositions of property and equipment..............................................              8,737     11,327
  Contributions to equity investments.................................................             (5,623)       132
  Gas purchase contracts acquired.....................................................             (3,037)      (300)
                                                                                                 --------   --------
Net cash used in investing activities.................................................            (40,301)   (51,090)
                                                                                                 --------   --------

Cash flows from financing activities:

  Proceeds from issuance of preferred stock...........................................                  -    132,729
  Proceeds from exercise of common stock options......................................                108        364
  Net borrowings (payments) under revolving credit facility...........................             22,000   (153,600)
  Proceeds from short-term borrowings.................................................                  -     75,000
  Dividends paid to holders of common stock...........................................             (3,862)    (3,851)
  Dividends paid to holders of preferred stock........................................             (9,037)    (7,971)
  Redemption of 7.25% Cumulative Senior Perpetual Convertible Preferred Stock.........            (42,032)         -
                                                                                                 --------   --------
Net cash (used in) provided by financing activities...................................            (32,823)    42,671
                                                                                                 --------   --------
Net increase in cash and cash equivalents.............................................              1,665     15,035

Cash and cash equivalents at beginning of period......................................              8,708      4,666
                                                                                                 --------   --------

Cash and cash equivalents at end of period............................................           $ 10,373   $ 19,701
                                                                                                 ========   ========

   The accompanying notes are an integral part of the consolidated financial statements.

                          WESTERN GAS RESOURCES, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                                  (Unaudited)
                   (000s, except share and per share amounts)

                                                              Three Months Ended        Nine Months Ended
                                                                September 30,            September 30,
                                                           ------------------------- -------------------------
                                                              1995         1994          1995         1994
                                                           -----------  -----------  ------------  -----------
Revenues:
 Sale of residue gas....................................  $   194,711  $   173,992   $   614,711  $   523,263
 Sale of natural gas liquids............................       79,748       73,920       243,516      222,459
 Processing and transportation revenue..................        8,994        8,861        29,496       24,856
 Other, net.............................................        3,252        2,896         7,091        9,265
                                                          -----------  -----------   -----------  -----------

  Total revenues........................................      286,705      259,669       894,814      779,843
                                                          -----------  -----------   -----------  -----------

Costs and expenses:
 Product purchases......................................      234,784      208,346       735,040      627,805
 Plant operating expense................................       18,009       16,522        53,013       50,820
 Oil and gas exploration and production costs...........        1,181          977         4,000        3,397
 Selling and administrative expense.....................        6,645        6,542        20,183       21,722
 Depreciation, depletion and amortization...............       16,213       14,239        50,128       46,823
 Interest expense.......................................        9,617        8,801        27,708       23,148
 Restructuring charges..................................            -            -         2,065            -
                                                          -----------  -----------   -----------  -----------

  Total costs and expenses..............................      286,449      255,427       892,137      773,715
                                                          -----------  -----------   -----------  -----------

Income before taxes.....................................          256        4,242         2,677        6,128

Provision (benefit) for income taxes:
 Current................................................       (2,353)         529        (2,000)         854
 Deferred...............................................        2,147        1,007         2,677        1,376
                                                          -----------  -----------   -----------  -----------

                                                                 (206)       1,536           677        2,230
                                                          -----------  -----------   -----------  -----------

Net income..............................................          462        2,706         2,000        3,898

Preferred stock requirements............................       (2,610)      (3,335)      (12,821)      (8,877)
                                                          -----------  -----------   -----------  -----------

Loss attributable to common stock.......................  $    (2,148) $      (629)  $   (10,821) $    (4,979)
                                                          ===========  ===========   ===========  ===========

Loss per share of common stock..........................  $      (.08) $      (.02)  $      (.42) $      (.19)
                                                          ===========  ===========   ===========  ===========

Weighted average shares of common stock outstanding.....   25,760,595   25,699,084    25,750,401   25,692,483
                                                          ===========  ===========   ===========  ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                          WESTERN GAS RESOURCES, INC.
           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                  (Unaudited)
                          (000s, except share amounts)

                                                                                               Nine Months Ended
                                                                                               September 30,1995
                                                                                           -------------------------
                                                                                              Shares        Amount
                                                                                           -----------   -----------
COMMON STOCK; Par Value $.10 Per Share; 100,000,000 Shares Authorized:
 Balance at December 31, 1994............................................................   25,712,301   $     2,574
 Common stock options exercised..........................................................       49,816             5
                                                                                           -----------   -----------
 Balance at September 30, 1995...........................................................   25,762,117   $     2,579
                                                                                           ===========   ===========

COMMON STOCK IN TREASURY, AT COST;
 Balance at December 31, 1994............................................................       25,016   $     (788)
                                                                                           -----------   -----------
 Balance at September 30, 1995...........................................................       25,016   $     (788)
                                                                                           ===========   ===========

PREFERRED STOCK; Par Value $.10;  10,000,000 Shares Authorized:
 $2.625 Cumulative Convertible Preferred Stock;
 Balance at December 31, 1994............................................................    2,760,000   $       276
                                                                                           -----------   -----------
 Balance at September 30, 1995...........................................................    2,760,000   $       276
                                                                                           ===========   ===========

 $2.28 Cumulative Preferred Stock;
 Balance at December 31, 1994............................................................    1,400,000   $       140
                                                                                           -----------   -----------
 Balance at September 30, 1995...........................................................    1,400,000   $       140
                                                                                           ===========   ===========

 7.25% Cumulative Senior Perpetual Convertible Preferred Stock;
 Balance at December 31, 1994............................................................      400,000   $        40
 Redemption of Cumulative Senior Perpetual Convertible Preferred Stock...................     (400,000)         (40)
                                                                                           -----------   -----------
 Balance at September 30, 1995...........................................................            -   $         -
                                                                                           ===========   ===========

ADDITIONAL PAID-IN CAPITAL;
 Balance at December 31, 1994............................................................                $   338,926
 Common stock options exercised..........................................................                        465
 Redemption of 7.25% Cumulative Senior Perpetual Convertible Preferred Stock.............                    (38,206)
                                                                                                         -----------
 Balance at September 30, 1995...........................................................                $   301,185
                                                                                                         ===========

NOTES RECEIVABLE FROM KEY EMPLOYEES SECURED BY COMMON STOCK;
 Balance at December 31, 1994............................................................               $    (1,525)
 Loans related to common stock options exercised.........................................                      (378)
 Loans forgiven related to the restructuring.............................................                        52
                                                                                                        -----------
 Balance at September 30, 1995...........................................................               $    (1,851)
                                                                                                        ===========

RETAINED EARNINGS;
 Balance at December 31, 1994............................................................               $    97,040
 Net income for the nine months ended September 30, 1995.................................                     2,000
 Dividends declared on common stock......................................................                   (3,865)
 Dividends declared on 7.25% Cumulative Senior Perpetual Convertible
   Preferred Stock.......................................................................                   (1,208)
 Dividends declared on $2.28 Cumulative Preferred Stock..................................                   (2,395)
 Dividends declared on $2.625 Cumulative Convertible
   Preferred Stock.......................................................................                   (5,434)
 Reduction related to redemption of 7.25% Cumulative Senior Perpetual Convertible
   Stock.................................................................................                   (3,784)
                                                                                                       -----------
 Balance at September 30, 1995...........................................................              $    82,354
                                                                                                       ===========

TOTAL STOCKHOLDERS' EQUITY AT SEPTEMBER 30, 1995.........................................              $   383,895
                                                                                                       ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                          WESTERN GAS RESOURCES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

  GENERAL

The interim consolidated financial statements presented herein should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in the Company's Form 10-K for the year ended December 31, 1994. The interim consolidated financial statements as of September 30, 1995 and for the three and nine month periods ended September 30, 1995 and 1994 included herein are unaudited, but reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the results for such periods.

Certain prior years' amounts in the Consolidated Financial Statements and Notes have been reclassified to conform to the presentation used in 1995.

  ACQUISITIONS

Effective January 1, 1995, the Company entered into the Redman Smackover Joint Venture agreement with DDD Energy, Inc., a wholly-owned exploration and production subsidiary of Seitel, Inc. ("DDD"), Redman Energy Corporation ("Redman"), and DDD 1995 Oil & Gas Partnership ("DDD 1995"). The Joint Venture acquired working interests in three producing gas fields in East Texas in the Smackover Formation from Union Oil Company of California for approximately $11.3 million. The Company's contribution to the partnership was approximately $5.9 million through September 30, 1995. The Company is the managing venturer with a 50% ownership interest and DDD, Redman, and DDD 1995 own interests of 38%, 10%, and 2%, respectively. The Company accounts for this transaction under the equity method.

In July 1995, the Company entered into an agreement to purchase eight West Texas gathering systems from Transwestern Gathering Company and Enron Permian Gathering, Inc. In October 1995, the Company acquired and assumed the operations of the Transwestern Gathering Company assets being sold pursuant to the agreement for a purchase price of $3.5 million. The closing on the remaining assets is expected to occur during the first quarter of 1996 and is subject to abandonment approval by the Federal Energy Regulatory Commission.

  DISPOSITION

In September 1995, the Company sold its 50% interest in the Waha Header, a pipeline header in West Texas, resulting in an after-tax gain of $596,000.

  LONG-TERM DEBT

In July 1995, The Prudential Insurance Company of America and the Company amended the Master Shelf Agreement to provide for an additional $50 million of borrowing capacity resulting in a total borrowing capacity of $200 million. On July 28, 1995, the Company sold $50 million of 7.61% Master Notes due 2007. Principal payments of $10 million will be due on July 28 of each year from 2003 through 2007. In July 1995, the Master Shelf Agreement, as amended, was fully utilized.


  RESTRUCTURING CHARGES

In May 1995, the Company implemented a cost reduction program to reduce operating and selling and administrative expenses. As a result of this program, a $2.1 million restructuring charge was incurred, primarily related to employee severance costs. This cost reduction program is not expected to affect adversely the overall operations of the Company.

  EARNINGS PER SHARE OF COMMON STOCK

In May 1995, the Company redeemed all of the issued and outstanding shares of its 7.25% Cumulative Senior Perpetual Convertible Preferred Stock (liquidation preference of $40 million) pursuant to the provisions of the Certificate of Designation relating to such preferred stock, at an aggregate redemption price of approximately $42.0 million including a redemption premium of $2.0 million.

Earnings per share of common stock is computed by dividing net income attributable to shares of common stock by the weighted average number of shares of common stock outstanding. Net (loss) income attributable to shares of common stock is net income

                          WESTERN GAS RESOURCES, INC.
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)-(CONTINUED)

less preferred stock dividends. The Company declared preferred stock dividends of $2.6 million and $9.0 million for the three and nine month periods ended September 30, 1995, respectively, and $3.3 million and $8.9 million for the three and nine month periods ended September 30, 1994, respectively. In addition, net (loss) income for the nine months ended September 30, 1995 attributable to common stock was reduced by the $2.0 million redemption premium and up-front cost of $1.8 million paid on the 7.25% Cumulative Senior Perpetual Convertible Preferred Stock. The computation of fully diluted earnings per share of common stock for the three and nine month periods ended September 30, 1995 was not dilutive; therefore, only primary earnings per share of common stock is presented.

  SUPPLEMENTARY CASH FLOW INFORMATION

Interest paid was $26.0 million and $23.2 million, respectively, for the nine months ended September 30, 1995 and 1994.

Income taxes paid during the nine months ended September 30, 1995 were approximately $1.6 million. No income taxes were paid during the nine months ended September 30, 1994.

During July 1990, the Company loaned Bill M. Sanderson, President, Chief Operating Officer and Director, $748,000 to purchase 294,524 shares of common stock in the Company. In February 1994, he surrendered 25,016 shares of the Company's common stock, which were valued at $31.50 per share based upon the February 22, 1994 closing price, as repayment of the loan and accrued interest of approximately $788,000.

  NEW ACCOUNTING STANDARD

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121,"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 121 is effective for financial statements for fiscal years beginning after December
15, 1995.   However, the Company anticipates that it will adopt the
pronouncement in the fourth quarter of 1995. The Company has not yet completed its evaluation of the impact that SFAS No. 121 will have on the Company's
financial statements.   However, the Company anticipates that a charge against
earnings will be recorded upon adoption.

  LEGAL PROCEEDINGS

Reference is made to Item 1. Legal Proceedings, of Part II, Other Information, of this Form 10-Q.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
         -----------------------------------------------------------------------
         OF OPERATIONS
         -------------

The following discussion and analysis relates to factors which have affected the consolidated financial condition and results of operations of the Company for the three and nine months ended September 30, 1995 and 1994. Certain prior year amounts have been reclassified to conform to the presentation used in 1995. Reference should also be made to the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this document.

Results of Operations

Three and nine months ended September 30, 1995 compared to the three and nine months ended September 30, 1994 (000s, except per share amounts and operating data).

                                     Three Months Ended                        Nine Months Ended
                                         September 30,                           September 30,
                                    -----------------------      Percent     --------------------       Percent
                                       1995         1994         Change        1995       1994          Change
                                    ---------     ---------     --------     ---------  ---------     ----------
Financial results:
Revenues........................       $286,705   $259,669          10.4     $894,814   $779,843           14.7
Gross profit....................         16,518     19,585         (15.7)      52,633     50,998            3.2
Net income......................            462      2,706         (82.9)       2,000      3,898          (48.7)
Loss per share of common stock..           (.08)      (.02)       (300.0)        (.42)      (.19)        (121.1)
Net cash provided by operating
  activities....................       $ 10,470   $  2,973         252.2     $ 74,789   $ 23,454          218.9

Operating data:
Average gas sales (MMcf/D)......          1,512      1,159          30.5        1,553      1,040           49.3
Average NGL sales (MGal/D)......          2,832      2,773           2.1        2,867      2,923           (1.9)
Average gas prices ($/Mcf)......       $   1.40   $   1.63         (14.1)    $   1.45   $   1.84          (21.2)
Average NGL prices ($/Gal)......       $    .30   $    .29           3.4     $    .31   $    .27           14.8

Net income decreased $2.2 million and net cash provided by operating activities increased $7.5 million for the quarter ended September 30, 1995 compared to the same period in 1994. Net income decreased $1.9 million and net cash provided by operating activities increased $51.3 million for the nine months ended September 30, 1995 compared to the prior year period. The decrease in net income for the quarter and nine month period is primarily due to higher product purchase costs associated with the Company's third party residue gas sales, depreciation, depletion and amortization expense and interest expense, partially offset by higher residue gas and NGL volumes sold. In addition, net income for the nine month period was reduced by the restructuring charge the Company recorded in May 1995 relating to its cost reduction program. On an overall basis, throughput and sales volumes for the nine month period ended September 30, 1995 at the Company's facilities have remained comparable to historical levels. However, throughput during the quarter ended September 30, 1995 compared to the quarter ended June 30, 1995, decreased by approximately 60 MMcf per day as a result of temporary well shut-ins and decreased drilling activity primarily in the southwest Wyoming operating area. Substantially all of the curtailed volumes were returned to production in October, but new drilling continues to be limited in this area as a result of significantly lower natural gas prices.

Revenues from the sale of residue gas increased approximately $20.7 million for the quarter ended September 30, 1995 compared to the same period in 1994. Average gas sales volumes increased 353 MMcf per day to 1,512 MMcf per day for the quarter ended September 30, 1995 compared to the same period in 1994, as a result of an increase of approximately 361 MMcf per day in the sale of residue gas purchased from third parties. Average gas prices decreased $.23 per Mcf to $1.40 per Mcf for the quarter ended September 30, 1995 compared to the same period in 1994. Revenues from the sale of residue gas increased approximately $91.4 million for the nine months ended September 30, 1995 compared to the same period in 1994. Average gas sales volumes increased 513 MMcf per day to 1,553 MMcf per day for the nine months ended September 30, 1995 compared to the same period in 1994, largely due to an increase of approximately 480 MMcf per day in the sale of residue gas purchased from third parties. Average gas prices decreased $.39 per Mcf to $1.45 per Mcf for the nine months ended September 30, 1995 compared to the same period in 1994. The effect of the decrease in residue gas prices on the Company's net margin from equity production was partially offset by the Company's futures positions, as the Company realized approximately $2.02 per Mcf from the forward sales of approximately 70 MMcf per day of its equity gas. Similar forward sales of equity gas are in place for the remainder of 1995.

Revenues from the sale of NGLs increased approximately $5.8 million for the quarter ended September 30, 1995 compared to the same period in 1994. Average NGL sales volumes increased 59 MGal per day to 2,832 MGal per day and average NGL prices increased $.01 per gallon to $.30 per gallon for the quarter ended September 30, 1995 compared to the same period in 1994. The increase in sales volumes is primarily due to improved liquid recovery at various facilities. Revenues from the sale of NGLs increased approximately $21.1 million for the nine months ended September 30, 1995 compared to the same period in 1994. Average NGL sales volumes decreased 56 MGal per day to 2,867 MGal per day and average NGL prices increased $.04 per gallon to $.31 per gallon for the nine months ended September 30, 1995 compared to the same period in 1994. The decrease in sales volumes for the nine month period is primarily attributable to a decrease in the sale of third party NGLs.

Processing and transportation revenues were comparable for the three month period and increased $4.6 million for the nine month period ended September 30, 1995, as compared to the corresponding periods in 1994. The increase for the nine month period is due to growth in liquids revenues from the Company's Giddings system, increased treating revenue primarily from gathering systems acquired in December 1994 and the recognition of demand fees associated with a winter-peaking gas purchase and sales contract at the Katy Storage facility.

Other net revenue remained relatively constant for the three month period ended September 30, 1995 and decreased $2.2 million for the nine months ended September 30, 1995 compared to the respective periods in 1994. The difference for the nine month period is primarily attributable to approximately $3.6 million recovered by the Company under its business interruption insurance policy in the third quarter of 1994 for business losses associated with the December 1993 fire at the Company's Granger facility. This difference is partially offset by an increase of $1.7 million of revenues earned in 1995 related to the Company's Katy Storage facility.

The increase in product purchases corresponds to the increases in third party residue gas sales. Combined product purchases as a percentage of residue gas and NGL sales increased 2% to 86% for the three and nine month period ended September 30, 1995 compared to the respective periods in 1994. The rising gas purchase percentage has been a continuing trend based upon the growth of third party sales which have lower margins.

Plant operating expense increased $1.5 million and $2.2 million for the three and nine month periods ended September 30, 1995. The increases are attributable to assets purchased in the Oasis acquisition in December 1994, primarily property taxes, and taxes on higher levels of inventory held at the Katy Storage facility.

Depreciation, depletion and amortization increased $2.0 million and $3.3 million for the three and nine month periods ended September 30, 1995, respectively, compared to the prior year periods. These increases are primarily attributable to assets purchased in the Oasis acquisition in December 1994, depletion related to the Company's oil and gas production and various plant upgrades and equipment additions.

Interest expense increased $816,000 and $4.6 million for the three and nine month periods ended September 30, 1995, respectively, as compared to the same periods in 1994. The increase is due to an increase in the Company's average borrowing rate which increased from 6.5% to 7.5% per annum and an increase in the total average debt outstanding for the two periods.

The provision for income taxes for the three months ended September 30, 1995 includes an adjustment to the current provision to reflect actual 1994 taxes paid. An adjustment has also been made of approximately $300,000 to reflect management's estimated effective rate to provide for deferred taxes.

Acquisitions

Effective January 1, 1995 the Company entered into the Redman Smackover Joint Venture agreement with DDD Energy, Inc., a wholly-owned exploration and production subsidiary of Seitel, Inc. ("DDD"), Redman Energy Corporation ("Redman"), and DDD 1995 Oil & Gas Partnership ("DDD 1995"). The Joint Venture acquired working interests in three producing gas fields in East Texas in the Smackover Formation with an estimated 25 Bcf of proved reserves from Union Oil Company of California for approximately $11.3 million. The Company's contribution to the partnership was approximately $5.9 million through September 30, 1995. The Company is the managing venturer with a 50% ownership interest and DDD, Redman, and DDD 1995 own interests of 38%, 10%, and 2%, respectively.

In July 1995, the Company entered into an agreement to purchase eight West Texas gathering systems from Transwestern Gathering Company and Enron Permian Gathering, Inc. In October 1995, the Company acquired and assumed the operations of the Transwestern Gathering Company assets being sold pursuant to the agreement for a purchase price of $3.5 million. The closing on the remaining assets is expected to occur during the first quarter of 1996 and is subject to abandonment approval by the Federal Energy Regulatory Commission.
The acquisition consists of approximately 231 miles of pipeline in the Permian Basin. Current gas throughput on the systems totals approximately 156 MMcf per day from approximately 170 wells under fee-based contracts.

Dispositions

In September 1995, the Company sold its 50% interest in the Waha Header, a pipeline header in West Texas, resulting in an after-tax gain of $596,000.

Business Outlook

Hydrocarbon prices have historically been volatile and thus the Company cannot predict future hydrocarbon prices. In order to reduce the impact of price fluctuations on the Company's operating results, the Company has entered into futures contracts for a majority of the Company's equity natural gas production for the remainder of 1995 totaling approximately 70 MMcf per day, at an average price of approximately $2.02 per Mcf. The Company has also entered into futures contracts totaling approximately 120,000 barrels of crude oil at an average price of $18.04 per barrel to hedge a portion of its share of the remainder of 1995 condensate and crude oil production. In addition, approximately 20 MMcf per day of equity production is hedged for all of 1996 at approximately $2.16 per Mcf. The Company will continue to enter into futures contracts for both purchase and sales of residue gas and crude oil as it deems appropriate.

The Company continually monitors the economic performance of each operating facility to ensure that it meets a desired cash flow objective. If an operating facility is not generating desired cash flows or does not fit in with the Company's strategic plans, the Company will explore various options such as consolidation with other Company-owned facilities, dismantlement, asset swap or outright sale. In 1994, the Company sold its Sligo plant, swapped its Pyote treating facilities for gathering assets in Kansas which were subsequently disposed of during the second quarter of 1995, consolidated assets in the Powder River Basin and sold its Walnut Bend gathering system. In 1995 the Company sold the Waha Header and certain assets acquired in the recent Oasis acquisition. The Company anticipates that the salvage of the Walnut Bend processing plant will be substantially completed by the end of 1995. As of November 1995, the Company has completed the consolidation of its Lamont gathering system with the Chaney Dell system. The Company anticipates completing the salvage of the Lamont processing plant by the end of the first quarter of 1996.

In May 1995, the Company implemented a cost reduction program that is expected to reduce operating and selling and administrative expenses by approximately $5.1 million on an annualized after-tax basis. During 1995, the benefit of these reductions, net of a one-time pre-tax charge of approximately $2.1 million in the second quarter of 1995 related largely to employee severance costs, will be approximately $1.7 million on an after-tax basis. This cost reduction program is not expected to affect adversely the Company's overall operations or the Company's goals of increasing the volumes of natural gas and NGLs marketed by the Company.

The oil and gas industry has experienced an increasing incidence of mergers, acquisitions and combinations in recent years. The Company has evaluated, and will continue to evaluate, such transactions, including smaller consolidating acquisitions, that it identifies as offering an opportunity to enhance the Company's operational efficiencies and profitability.

Liquidity and Capital Resources

The Company's sources of liquidity and capital resources historically have been net cash provided by operating activities, funds available under its financing facilities and proceeds from offerings of equity securities. In the past, these sources have been sufficient to meet the needs and finance the growth of the Company's business. The Company can give no assurance that the historical sources of liquidity and capital resources will be available for future development and acquisition projects and may require the Company to investigate alternative financing sources or other options, including the sale of non-strategic assets. Net cash provided by operating activities has been primarily affected by product prices, the Company's success in increasing the number and efficiency of its facilities and the volumes of natural gas processed by such facilities, and the margin on third-party residue gas purchased for resale. The Company's continued growth will be dependent upon success in the areas of additions to dedicated plant reserves, acquisitions, new project development and marketing.

For the nine months ended September 30, 1995, the Company's total sources of funds aggregated $105.6 million and were primarily comprised of net cash provided by operating activities of $74.8 million and borrowings under revolving credit facilities of $22.0 million. During the same period, the Company's use of such funds aggregated $104.0 million, which were used primarily to redeem the 7.25% Cumulative Senior Perpetual Convertible Preferred Stock for $42.0 million, including a redemption premium of 2.0 million, to make capital investments of $49.0 million and to pay dividends of $9.0 million and $3.9 million to holders of the Company's preferred and common stock, respectively.

Additional sources of liquidity available to the Company are volumes of residue gas and NGLs in storage facilities. The Company stores residue gas and NGLs primarily to assure an adequate supply for long-term sales contracts and for resale during periods when prices are favorable. The Company held residue gas in storage for such purposes of approximately 17.7 Bcf at an average cost of $1.75 per Mcf ($1.59 per MMBtu) at September 30, 1995 as compared to 21.9 Bcf at an average cost of $2.16 per Mcf ($1.94 per MMBtu) at December 31, 1994, primarily at the Katy Storage facility. The Company also held NGLs in storage of 18,900 MGals at an average cost of $.30 per gallon and 11,600 MGals at an average cost of $.30 per gallon at September 30, 1995 and December 31, 1994, respectively, at various third party storage facilities.

In May 1995, the Company redeemed all of the issued and outstanding shares of its 7.25% Cumulative Senior Perpetual Convertible Preferred Stock (liquidation preference of $40 million) pursuant to the provisions of the Certificate of Designation relating to such preferred stock, at an aggregate redemption price of approximately $42.0 million.

The Company has Shelf Registrations with the Securities and Exchange Commission available which provide for the sale of up to $200 million of debt securities and preferred stock and up to four million shares of common stock.

  Capital Investment Program

In order to increase the volumes of natural gas dedicated to or processed by the Company's existing facilities, future capital expenditures for gathering systems needed to connect new reserves and acquire consolidating assets are anticipated to be approximately $56.7 million for 1995 and capital expenditures to maintain existing facilities are expected to approximate $16.5 million for 1995. For the nine months ended September 30, 1995, the Company expended approximately $49.0 million on expansion and maintenance capital.

Depending on the timing of the Company's future projects, it may be required to seek additional sources of capital. The Company's ability to secure such capital is restricted by its credit facilities, although it may request additional borrowing capacity from the banks, seek waivers from the banks to permit it to borrow funds from third parties, seek replacement credit facilities from other lenders or issue additional equity securities. While the Company believes that it would be able to secure additional financing, if required, no assurance can be given that it will be able to do so or as to the terms of any such financing.

  Financing Facilities

Revolving Credit Facility. The Company's variable rate Revolving Credit Facility, as restated on September 2, 1994 and subsequently amended, with a syndicate of eight banks, provides for a maximum borrowing base of $300 million, of which $165 million was outstanding at September 30, 1995. The Commitment Period terminates on October 1, 1996 and any outstanding balance thereunder at such time converts to a four-year term loan, which shall be repaid in sixteen equal quarterly installments commencing January 1, 1997. The Revolving Credit Facility bears interest, at the Company's option, at certain spreads over the Eurodollar rate, the Federal Funds rate plus .50% or at the agent bank's prime rate. The interest rate spreads are adjusted based on the Company's debt to capitalization ratio. At September 30, 1995, the spread was 1.25% for the Eurodollar rate, resulting in an interest rate of 7.13% at September 30, 1995. The Company pays a commitment fee on the unused commitment ranging from .15% to
 .375% based on the debt to capitalization ratio. At September 30, 1995, the commitment fee rate was .375%.

Term Loan Facility. The Company also has a Term Loan Facility with four banks, with an aggregate principal amount outstanding at September 30, 1995 of $25 million, bearing interest at 9.87%. The Company made a scheduled principal payment of $25 million in September 1995, that was funded by drawing on the Revolving Credit Facility. Additional principal payments of $12.5 million are due in each of September 1996 and September 1997.

The agreements governing the Company's Revolving Credit and Term Loan Facilities (the "Credit Facilities Agreement") contain certain mandatory prepayment provisions. If funded debt of the Company which has a final maturity on or prior to October 1, 2000 exceeds four times the sum of the Company's last four quarters' cash flow (as defined in the agreement) less preferred stock dividends projected to be paid during the next four quarters, the overage must be repaid in no more than six equal monthly payments commencing 90 days from notification. This mandatory prepayment threshold will be reduced to 3.50 to 1.0 at September 1, 1998.

The Term Loan and Revolving Credit Facilities are unsecured. Pursuant to the Credit Facilities Agreement, the Company is required to maintain a current ratio (as defined therein) of at least 1.0 to 1.0, a minimum tangible net worth equal to the sum of $345.0 million plus 50% of net income earned after June 30, 1995 plus 75% of the net proceeds from the sale of equity securities after June 30, 1995, a debt to capitalization ratio (as defined therein) of no more than 60% through October 31, 1996 and 55% thereafter, and an EBITDA to interest ratio of not less than 3.00 to 1.0 through October 31, 1996, 3.25 to 1.0 from November 1, 1996 through October 31, 1997 and 3.75 to 1.0 thereafter. The Company is prohibited from declaring or paying dividends on or after March 31, 1994 that in the aggregate exceed the sum of $35 million plus 50% of consolidated net income earned after March 31, 1994 plus 50% of the cumulative net proceeds (in excess of the amount paid by the Company to redeem its 7.25% Cumulative Senior Perpetual Convertible Preferred Stock) received by the Company from the sale of any equity securities sold after March 31, 1994. At September 30, 1995, approximately $8.7 million was available under this limitation. The Company generally utilizes excess daily funds to reduce any outstanding revolving credit balances to minimize interest expense and intends to continue such practice. The $10.4 million cash balance at September 30, 1995 is an overnight investment necessitated by the timing of cash receipts.

Master Shelf Agreement. In December 1991, the Company entered into a Master Shelf Agreement (the "Master Shelf") with The Prudential Insurance Company of America ("Prudential") pursuant to which Prudential agreed to quote, from time-to-time, an interest rate at which Prudential or its nominee would be willing to purchase up to $100 million of the Company's senior promissory notes (the "Master Notes"). Any such Master Notes must mature in no more than 12 years, with an average life not in excess of 10 years, and will be unsecured. On October 27, 1992, the Company sold $25 million of 7.51% Master Notes due 2000 and $25 million of 7.99% Master Notes due 2003. Principal payments on the $50 million of Master Notes of $8.3 million will be due on October 27 of each year from 1998 through 2003. On September 22, 1993, the Company sold $25 million of 6.77% Master Notes due in a single payment on September 22, 2003 and on December 27, 1993, the Company sold $25 million of 7.23% Master Notes due in a single payment on December 27, 2003. The Master Shelf contains certain financial covenants which conform with those contained in the Credit Facilities Agreement, as restated and amended. In July 1993, Prudential and the Company amended the Master Shelf to provide for an additional $50 million of borrowing capacity (for a total borrowing capacity of $150 million) and to extend the term of the Master Shelf to October 31, 1995. On October 27, 1994, the Company sold $25 million of 9.05% Master Notes due in a single payment on October 27, 2001 and $25 million
of 9.24% Senior Notes due in a single payment on October 27, 2004.   In July
1995, Prudential and the Company amended the Master Shelf to provide for an additional $50 million of borrowing capacity (for a total borrowing capacity of $200 million). On July 28, 1995, the Company sold $50 million of 7.61% Master Notes due 2007. Principal payments of $10 million will be due on July 28 of each year from 2003 through 2007. As of July 28, 1995, the Master Shelf Agreement, as amended, was fully utilized.

Senior Notes. On April 28, 1993 the Company sold $50 million of 7.65% Senior Notes due 2003 to a group of insurance companies. Principal payments on the $50 million of Senior Notes of $7.1 million will be due on April 30 of each year from 1997 through 2002, with any remaining principal and interest outstanding due on April 30, 2003. The Senior Notes contain certain financial covenants which conform with those contained in the Credit Facilities Agreement, as restated and amended.

The Company anticipates issuing an additional $42 million of Senior Notes to a different group of insurance companies in the fourth quarter of 1995, with an expected interest rate of 8.10% per annum and principal due in a single payment in November 2005. The new Senior Notes will contain certain financial covenants which conform with those contained in the Credit Facilities Agreement, as restated and amended. The Company will use the net proceeds of the sale to reduce borrowing under the Revolving Credit Facility.

Additional Borrowings. In April 1995, the Company entered into a Receivables Purchase Agreement (the "Receivables Facility") with Receivables Capital Corporation, as purchaser ("RCC"), and Bank of America National Trust and Savings Association ("BA"), as agent, pursuant to which the Company will sell to RCC at face value on a revolving basis an undivided interest in certain of the Company's trade receivables. As part of the sale, the Company has granted to RCC a security interest in such receivables. The Company may sell up to $75 million of trade receivables under the Receivables Facility, at a rate equal to RCC's commercial paper rate plus .375%, of which $60 million was funded at a rate of 6.45% at June 30, 1995. The Company funded the remaining $15 million available under the Receivables Facility in July 1995. The Receivables Facility has a 364-day term and contains financial covenants similar to those in the Credit Facilities Agreement as restated and amended, along with certain covenants regarding the quality of the trade receivables pool.

On September 2, 1994, in anticipation of entering into the Receivables Facility, BA entered into a Master Note Agreement (the "Short-Term Note") with the Company and advanced the Company $75 million at the Eurodollar rate plus .50%, which resulted in an interest rate of 6.56% per annum at June 30, 1995. The Company used the $60 million drawn on the Receivables Facility to pay down a portion of the Short-Term Note. In July 1995, the Company used the additional $15 million drawn on the Receivables Facility to pay down the remaining $15 million on the Short-Term Note, which was then canceled.

Covenant Compliance. At September 30, 1995, the Company was in compliance with all covenants in its loan agreements.

Interest Rate Swap Agreements. The Company had entered into various interest rate swap agreements to manage exposure to changes in interest rates. The transactions generally involved the exchange of fixed and floating interest payment obligations, without the exchange of the underlying principal amounts. The net effect of interest rate swap activity is reflected as an increase or decrease in interest expense. For the nine months ended September 30, 1995 the net decrease to interest expense was approximately $358,000. The remaining interest rate swap agreement expired in April 1995. The Company has not entered into any new agreements as of September 30, 1995; however, the Company will continue to evaluate such agreements and, when appropriate, enter into contracts.

The Company believes that the amounts available to be borrowed under the Revolving Credit Facility together with cash provided from operations, will provide it with sufficient financing to connect new reserves, maintain its existing facilities and complete its current capital improvement projects. The Company also believes that cash provided from operations will be sufficient to meet its debt service and preferred stock dividend requirements.

Principal Facilities

The following table provides information concerning the Company's principal facilities. The Company also owns and operates several smaller treating and processing facilities located in the same areas as its other facilities.

                                                                                              Average for the nine months ended
                                                                                                      September 30, 1995
                                                             Gas             Gas             -------------------------------------
                                                           Gathering      Throughput         Gas            Gas             NGL
                                             Year Placed   Systems         Capacity       Throughput      Production      Production
               Facility (1)                  In Service    Miles(2)      (MMcf/D)(2)     (MMcf/D)(3)     (MMcf/D)(4)    (MGal/D)(4)
-------------------------------------------  ----------    --------      -----------     -----------     -----------    -----------
Southern Region:
 Texas
    Midkiff /Benedum/Middle Concho......           1955        2,037        149           134.0            85.4        840.8
    Giddings Gathering System...........           1979          648         80            72.6            63.7        103.8
    Edgewood(5).........................           1964           85         65            29.1            11.3         77.6
    Perkins.............................           1975        2,557         55            21.6            12.1        147.5
    Pecos System(6).....................           1973          443        430            88.2            82.5            -
    Crockett Gathering System(6)........           1973          136        164            30.5            30.4           .3
    Katy(7).............................           1994           17          -               -               -            -
 Louisiana
    Black Lake..........................           1966           55        180            56.1            38.0        127.1
    Toca(8)(9)..........................           1958            -        160            72.0               -         48.8

Northern Region:
 Oklahoma
    Chaney Dell.........................           1966        2,000        158            82.5            62.6        267.3
    Westana System(10)..................           1986          244         37            54.2            47.6         49.5
 Wyoming
    Granger(9)..........................           1987          233        230           132.3           121.1        194.5
    Red Desert..........................           1979          109         40            31.1            27.9         45.3
    Lincoln Road........................           1988          146         50            39.0            35.9         43.6
    Hilight Complex(9)..................           1969          619         80            33.6            28.6         86.4
    Kitty and Amos Draw(9)..............           1969          304         17            11.6             8.6         47.0
    Newcastle(9)........................           1981          144          5             2.5             1.6         19.1
    Reno Junction(11)...................           1991            -          -               -               -         50.4
 New Mexico
    San Juan River(5)...................           1955          125         60            33.2            30.1          1.0
 North Dakota
    Williston(12).......................           1981          381          -             8.6             6.4         29.7
    Temple(5)...........................           1984           65          7             2.6             1.6          8.7
    Teddy Roosevelt(12).................           1979          332          -             3.0             2.0         13.8
 Utah
    Four Corners........................           1988           95         15             4.5             3.7         10.8
 Montana
    Baker(5)(9).........................           1981            8          3             1.5              .6         11.2
                                                              ------      -----           -----           -----      -------

       Total............................                      10,783      1,985           944.3           701.7      2,224.2
                                                              ======      =====           =====           =====      =======

-----------------------------
Footnotes on following page

(1) The Company's interest in all facilities is 100% except for Midkiff and Benedum (74%); Black Lake (69%); Lincoln Road (72%); Williston (50%); Westana (Chester) (50%) and Newcastle (50%). All facilities are operated by the Company and all data include interests of the Company, other joint interest owners and producers of gas volumes dedicated to the facility.
(2) Gas gathering systems miles and gas throughput capacity are as of September 30, 1995.
(3)  Aggregate wellhead natural gas volumes collected by a gathering system.
(4) Volumes of residue gas and NGLs are allocated to a facility when a well is dedicated to that facility; volumes exclude NGLs fractionated for third parties.
(5)  Sour gas facility (capable of processing gas containing hydrogen sulfide).
(6) West Texas gathering and treating assets of Oasis Pipe Line Company ("Oasis") acquired effective December 1, 1994.
(7)  Hub and gas storage facility.
(8) Straddle plant (a plant located near a transmission pipeline which processes gas dedicated to or gathered by the pipeline company or another third-party).
(9)  Fractionation facility (capable of fractionating raw NGLs).
(10) Gas throughput in excess of gas throughput capacity is unprocessed gas transported directly to an unaffiliated pipeline.
(11) NGL production represents conversion of third-party feedstock to iso-butane.
(12) Processing facility has been shut-in since August 1993. The gas dedicated to these facilities is processed by a third-party under a contractual arrangement.

                          PART II - OTHER INFORMATION

Item 1.  Legal Proceedings
         -----------------

  Katy Condemnation

Commencing in March 1993 and continuing through July 1993, Western Gas Resources Storage, Inc. ("Storage"), a wholly-owned subsidiary of the Company, filed a total of 165 condemnation actions in the County Court at Law No. 1 and No. 2 of Fort Bend County, Texas, to obtain certain storage rights and rights-of-way relating to its Katy Gas Storage Facility and the related underground reservoir ("Katy"). The County Court appointed panels of Special Commissioners which awarded compensation to the owners whose rights were condemned. Condemnation awards are a capital cost of the Katy project.

A majority of the land and mineral owners involved in the condemnation proceedings appealed to County Court, seeking a declaration that Storage did not possess the right to condemn or, in the alternative, that they should be awarded more compensation than previously awarded by the Special Commissioners. In all of those appeals, the right to condemn issue has now been resolved in favor of Storage, although factual issues in individual cases remain as to whether that right was exercised properly.

Trials in four of the appeals to County Court have now been concluded. The first trial involved a parcel adjacent to the 82 acre site where the compression facilities are located, the second trial involved a parcel within 1,000 feet of the 82 acre site, and the third and fourth trials involved parcels further than one mile from the 82 acre site. The jury verdicts compared with the awards of the Special Commissioners were, respectively, as follows: $214,000 versus $2,000; $38,000 versus $600; $553 versus $553; and $1,000 versus $500. The
Company believes that several reversible errors were committed in the first two trials and appeals of those cases are now pending in the Texas Court of Appeals.

  Other

The Company is involved in various other litigation and administrative proceedings arising in the normal course of business. In the opinion of management, any liabilities that may result from these claims, as well as the specific claims discussed above, will not, individually or in the aggregate, have a material adverse effect on the Company's financial position or results of operations.

Item 6.  Exhibits and Reports on Form 8-K
         --------------------------------

(a)  Exhibits:

10.45 Third Amendment to First Restated Loan Agreement (Revolver) dated July 19, 1995.

10.46 Letter Amendment No. 4 to Amended and Restated Master Shelf Agreement dated July 28, 1995.

10.47    Fifth Amendment to Third Restated Loan Agreement (Term) dated July 19,
         1995.


(b)  Reports on Form 8-K:

         None.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              WESTERN GAS RESOURCES, INC.
                              ---------------------------
                              (Registrant)


Date: November 14, 1995       By: /s/BILL M. SANDERSON
                                  -------------------------------------------
                                  Bill M. Sanderson
                                  President, Chief Operating Officer and
                                  Director


Date: November 14, 1995       By: /s/WILLIAM J. KRYSIAK
                                  -------------------------------------------
                                  William J. Krysiak
                                  Vice President - Finance
                                  (Principal Financial and Accounting Officer)